Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier

(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2021 THIRD QUARTER

AND NINE-MONTH RESULTS

HONG KONG — February 10, 2021 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal third quarter and nine months ended December 31, 2020, reflecting the impact of the COVID-19 pandemic on its customers and supply chain.

Net sales for the fiscal 2021 third quarter were $2.5 million compared with $3.6 million a year ago. For the same period, net income was $84,000, or $0.02 per diluted share, compared with $318,000, or $0.08 per diluted share, in the same quarter a year earlier.

For the nine months, net sales were $7.3 million compared with $9.6 million a year ago. For the same period, the company reported net income of $90,000, or $0.02 per diluted share, compared with a net income of $123,000, or $0.03 per diluted share, a year earlier.

“Results for the quarter were impacted by the ongoing global effects of COVID-19. In addition, trade-related issues involving China, the United States and Australia may have impacted the supply of components and raw materials for the whole industry and also the requirements for the company’s regular business. These factors also delayed the start of manufacturing activities for new business from existing and new customers. Certain other projects have also been delayed due to COVID-related travel restrictions that prevented the company’s engineers traveling from China to Myanmar to setup new production lines,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

“Notwithstanding the current political unrest in Myanmar, the company’s Yangon factory has been able, to date, to continue to operate, manufacture and ship products to our customers; and there have been no delays in receiving raw materials due to this situation,” Kohl said.

Kohl noted the company’s financial results benefitted from the reversal of prior-year tax provisions, as well as government subsidies from China and Hong Kong reduced rental and electricity charges in China.

Gross margin as a percentage of sales for the three months ended December 31, 2020 increased to 34.0 percent from 33.7 percent a year earlier, and gross margin as a percentage of sales for the nine months increased to 31.7 percent from 29.0 percent last year.

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Highway Holdings Ltd.

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Selling, general and administrative expenses decreased for the quarter by $26,000 and by $524,000 for the nine-month period on a year-over-year basis – benefitting from streamlining of operations, government subsidies for employees and reduced electricity charges.

Net income for the fiscal third quarter reflects a currency exchange loss of $22,000 compared with a currency exchange gain of $17,000 a year ago. The company reported a $60,000 currency exchange loss for the fiscal 2021 nine months compared with a $112,000 currency exchange gain a year earlier. The currency exchange losses in the current year were mainly due to the strengthening of the RMB. The company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB and Kyat are expected to affect the company’s future results.

Kohl noted the company’s balance sheet remains strong, despite a decrease in cash. The company’s total cash position at December 31, 2020 was approximately $7.5 million, or approximately $2.00 per diluted share, compared with $8.8 million at March 31, 2020. Cash utilization reflects an increase in pre-payments and a reduction of accounts payable, both of which were made to secure delivery of production material. The present shortage of raw materials may remain for the foreseeable future, with the sharp increase in prices caused by the interruption of the supply chain affecting the company’s current production -- including the production of the Playmaji gaming console manufacturing order, as previously announced, which was delayed due to these factors.

The company’s current ratio was 2.9:1 at December 31, 2020, and the company’s total cash exceeded all current and long-term liabilities combined by $2 million.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2020	2019	2020	2019

Net sales	$2,544	$3,590	$7,320	$9,630
Cost of sales	1,676	2,379	5,000	6,828
Gross profit	868	1,211	2,320	2,802

Selling, general and administrative expenses	849	875	2,277	2,801
Operating income/(loss)	19	336	43	1

Non-operating items

Exchange gain /(loss), net	(22)	17	(60)	112
Interest income	7	12	15	42
Gain/(Loss) on disposal of Asset	0	14	9	17
Other income/(expenses)	0	0	8	1
Total non-operating income/ (expenses)	(15)	43	(28)	172

Net profit before income tax and non-controlling interests	4	379	15	173
Income taxes benefit/(expense)	80	(60)	80	(60)
Net profit before non-controlling interests	84	319	95	113
Less: net gain/(loss) attributable to non-controlling interests	0	1	5	(10)
Net income/(loss) attributable to Highway Holdings Limited’s shareholders	84	$318	90	$123

Net Gain/ (loss) per share – Basic and Diluted
Basic	$0.02	$0.08	$0.02	$0.03
Diluted	$0.02	$0.08	$0.02	$0.03

Weighted average number of shares outstanding
Basic	3,977	3,977	3,977	3,895
Diluted	4,173	3,977	4,073	3,895

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Dec 31	Mar 31
	2020	2020

Current assets:
Cash and cash equivalents	$7,487	$8,827
Accounts receivable, net of doubtful accounts	2,017	2,008
Inventories	1,501	2,000
Prepaid expenses and other current assets	583	388
Total current assets	11,588	13,223

Property, plant and equipment, (net)	966	878
Operating lease right-of-use assets	2,944	3,710
Long-term deposits	263	263
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$15,856	$18,169

Current liabilities:
Accounts payable	$620	$997
Operating lease liabilities, current	749	782
Other liabilities and accrued expenses	2,021	2,294
Income tax payable	553	564
Dividend payable	5	351
Total current liabilities	3,948	4,988

Long term liabilities :
Operating lease liabilities, non-current	1,351	2,034
Deferred income taxes	229	229
Total liabilities	5,528	7,251

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	40
Additional paid-in capital	11,596	11,537
Accumulated deficit	(1,410)	(865)
Accumulated other comprehensive income/(loss)	87	196
Non-controlling interest	15	10
Total shareholders’ equity	10,328	10,918

Total liabilities and shareholders’ equity	$15,856	$18,169

NEWS RELEASE

CONTACT:	Gary S. Maier

(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG –February 16, 2021-- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.02 per share on the company’s common stock. The dividend will be paid on April 8, 2021 to shareholders of record on March 1, 2021.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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